VIA EDGAR CORRESPONDENCE

September 18, 2014

Amanda Ravitz

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Medtronic Holdings Limited
Amendment No. 1 to Registration Statement on Form S-4
Amended August 27, 2014
File No. 333-197406

Dear Ms. Ravitz:

On behalf of Medtronic Holdings Limited (“New Medtronic”) and Medtronic, Inc. (“Medtronic”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission in its letter dated September 12, 2014 with respect to the above-referenced Amendment No. 1 to the Registration Statement (“Amendment No. 1”).

New Medtronic has filed today Amendment No. 2 to the Registration Statement (“Amendment No. 2”) together with this letter via EDGAR correspondence. We are also providing supplementally to the Staff five copies of a version of Amendment No. 2, which has been marked to show changes since the filing of Amendment No. 1 to the Registration Statement on August 27, 2014, and certain other information noted below.

Ms. Amanda Ravitz

Securities and Exchange Commission

September 18, 2014, p. 2

For your convenience, the text of the Staff’s comments is set forth in bold below, followed by the response to each comment. Generally, the information contained herein with respect to New Medtronic has been furnished by New Medtronic, the information contained herein with respect to Medtronic has been furnished by Medtronic and the information contained herein with respect to Covidien plc (“Covidien”) has been furnished by Covidien. Unless otherwise indicated, all page references in the responses set forth below are to the pages of Amendment No. 2. Capitalized terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 2.

Registration Statement on Form S-4

What proposals are being voted on, page 3

1.	We note your response to prior comment 1. Please provide us with a detailed analysis setting forth the differences between the rights of holders of Medtronic Inc. and New Medtronic that separately attributes the reason for each change to either Irish law requirements or technical changes that are immaterial, as appropriate. Provide similar analysis and attribution for each difference between Covidien holders’ rights and those of New Medtronic. By means of non-exclusive example, please address the difference between the voting standard for Covidien holders and New Medtronic holders with respect to the amendments to provisions in the articles of association dealing with business combination and control share acquisition provisions. Please also address, among other differences between Medtronic Inc. and New Medtronic holders’ rights, the difference in voting standard for shareholder approval of extraordinary transactions.

Response:

While Medtronic continues to believe that unbundling is not required with respect to Medtronic for the reasons set forth in the prior response letter of New Medtronic and Medtronic dated August 26, 2014, in response to the Staff’s comment and following discussions with the Staff, Medtronic is supplementally providing to the Staff a comparison chart analyzing the differences between the rights of holders of Medtronic common shares and New Medtronic ordinary shares and identifying the reason for each such change.

While Covidien continues to believe that unbundling is not required with respect to Covidien for the reasons set forth in the prior response letter of New Medtronic and Medtronic dated August 26, 2014, in response to the Staff’s comment and following discussions with the Staff, Covidien is also supplementally providing to the Staff a comparison chart describing the differences between the rights of holders of Covidien ordinary shares and New Medtronic ordinary shares.

Ms. Amanda Ravitz

Securities and Exchange Commission

September 18, 2014, p. 3

Why will the place of incorporation of New Medtronic be Ireland, page 7

2.	We note your response to prior comment 4. Please expand your disclosure to explain briefly why the associated financial benefits of the reasons for incorporating in Ireland cannot be quantified. Also, given your statement that the transaction will “result in significantly enhanced global cash management flexibility,” revise to quantify the balance of each company’s non-U.S. cash flow.

Response:

In response to the Staff’s comment, the disclosure on pages 7 and 8 of Amendment No. 2 has been revised, including to eliminate the reference to “associated financial benefits” and to explain why the benefits of enhanced global cash management flexibility cannot be quantified. The expected reduction in New Medtronic’s combined effective tax rate is disclosed on page 7 of Amendment No. 2 and disclosure has been added to pages 7 and 8 of Amendment No. 2 to disclose each company’s non-U.S. cash balance as of the end of such company’s most recently completed fiscal quarter and each company’s earnings outside of the U.S. during each such company’s most recently completed fiscal year.

Interests of Certain Persons in the Transaction, page 20

3.	We note your revision on page 20 in response to prior comment 8 that the estimated aggregate excise tax payments to be paid to Medtronic executive officers and directors will be approximately $16 million; however, you disclose on page 155 that Medtronic has recorded an estimated nonrecurring cost of $63 million related to these payments. Please advise or revise.

Response:

In response to the Staff’s comment, the disclosure on pages 21 and 22 of Amendment No. 2 has been revised. Medtronic respectfully advises the Staff that the approximately $16 million in aggregate excise tax payments disclosed on page 20 of Amendment No. 1 included amounts payable to Medtronic’s executive officers other than named executive officers (which total approximately $10.5 million) and non-employee directors (which total approximately $5.5 million), but did not include amounts payable to Medtronic’s five named executive officers, which were more fully described in the table on page 113 in Amendment No. 1. The disclosure on pages 21 and 22 of Amendment No. 2 has been revised to clarify the presentation of this information.

4.	We note your response to prior comment 9. Please revise the summary to highlight the total amount that each named executive officer and director will receive in connection with the transaction.

Ms. Amanda Ravitz

Securities and Exchange Commission

September 18, 2014, p. 4

Response:

In response to the Staff’s comment, the disclosure on pages 21 and 22 of Amendment No. 2 has been revised.

Opinion of Medtronic’s Financial Advisor, page 87

5.	We note your response to prior comment 20; however, in light of the disclosure in the first paragraph under the heading “Miscellaneous” on page 97, it remains unclear why the results of the historical share price analysis and comparable company analysis have not been disclosed and compared to the implied per share value of Medtronic stock based on the exchange ratio. Your disclosure should make clear how the financial advisor interpreted each analysis and how each analysis contributed to the ultimate conclusion. Please revise accordingly.

Response:

In response to the Staff’s comment, the disclosure on pages 94 and 96 of Amendment No. 2 has been revised to disclose how the results of the historical share price analysis and comparable company analysis compared to the implied offer price for Covidien ordinary shares and to the closing price of Medtronic common stock on June 13, 2014, as applicable.

*                    *                     *

Ms. Amanda Ravitz

Securities and Exchange Commission

September 18, 2014, p. 5

We hope that these responses adequately address the Staff’s comments. If the Staff has any questions concerning this letter or requires further information, please do not hesitate to contact the undersigned or Victor I. Lewkow at (212) 225-2000.

Sincerely,

CLEARY GOTTLIEB STEEN & HAMILTON LLP

/s/ Matthew P. Salerno
Matthew P. Salerno, a Partner

Enclosure

cc:	Bradley E. Lerman, Esq.

General Counsel, Medtronic Holdings Limited

Senior Vice President, General Counsel and Corporate Secretary, Medtronic, Inc.

John H. Masterson, Esq.

Senior Vice President and General Counsel, Covidien plc

Victor I. Lewkow, Esq.

Cleary Gottlieb Steen & Hamilton LLP

Adam O. Emmerich, Esq.

Benjamin M. Roth, Esq.

Wachtell, Lipton, Rosen & Katz